August 15, 2005

By Facsimile and U.S. Mail

Randall Doud, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

	Re:	BEI Technologies, Inc.
		Schedule TO filed August 3, 2005 by Schneider Electric
SA
and
			Beacon Purchaser Corporation
		Schedule TO, Amendment No. 1 filed August 12, 2005

Dear Mr. Doud:

	We have the following comments on the above-referenced filings:

Schedule TO
Offer to Purchase

Withdrawal Rights, page 15
1. Revise this section to clarify that security holders have the withdrawal rights afforded to them by Exchange Act Section
14(d)(5).
Please identify the date this withdrawal right is available.

Certain Federal Income Tax Consequences, page 16
2. Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In this regard, you should eliminate the statement that the discussion relates to "certain" tax consequences and that the summary is for "general information only." Also revise the summary term sheet accordingly.
3. In this section, you "urge" stockholders to consult their own tax advisors. Because stockholders may rely on the disclosure that appears in your filing, including disclosure relating to tax consequences, eliminate this language as it may suggest otherwise. If you wish to alert security holders that their tax consequences may differ based on their particular situation, then please revise the disclosure to clarify this fact.


Certain Projected Financial Data of the Company, page 18
4. Revise to disclose all assumptions underlying the projections provided to the bidders by BEI.
5. We note the disclaimers on page 19 regarding the projections. If the projections are no longer valid and should not be relied upon, please revise the document to clarify this fact. Also revise this page to clarify your duty to revise the document if a material change occurs in the information previously disseminated.
Financial Information, page 19
6. Please revise to clarify which of BEI`s financial information you incorporate by reference. All information incorporated by reference into this document must be included as an exhibit to the Schedule TO.
Furthermore, information may be incorporated only to the extent permitted by the Schedule. See General Instruction F of Schedule TO.
Please revise the Schedule and the disclosure document accordingly.

Available Information, page 19
7. Please note that the SEC maintains public reference facilities in
Washington DC only.

Conditions to the Offer, page 50
8. We note that the bidders may waive certain conditions to the offer. It appears that several of these conditions are material to the offer. Please note that if you waive a material condition, there must be five business days remaining in the offer from the time you disseminate notice of the material change. Please confirm your understanding.
9. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. We are unable to locate disclosure regarding the covenants referenced in the conditions section. Please revise the document to clarify this condition to the offer.
10. We note that you have reserved the right to waive conditions to the offer "at any time and from time to time." Defining the conditions as a continuing right that may be waived at any time suggest that conditions to the offer may be waived after expiration of the offer. Please be advised that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. Please revise the disclosure accordingly.


Pending Litigation, page 56
11. Please provide us supplemental copies of the complaint, answer, and any material filings in the litigation discussed here. See the
Instruction to Item 1011(a)(5) of Regulation M-A.

Exhibits
12. We note the pricing supplements filed with the first amended
Schedule TO; however, it does not appear that the bidders have provided all loan documents required to be filed by Item 1016 of Regulation M-A. Please revise or advise.

Exhibit (a)(1)(B) - Letter of Transmittal
13. Please refer to page 11. Because Schedule TO requires you to describe the federal tax consequences of the transaction, it is unclear why you have provided the disclaimer related to Circular
230.
Please eliminate this disclaimer or advise.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Randall Doud, Esq.
August 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE